UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

VCG Holding Corp.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

91821K101
(CUSIP Number)

Troy Lowrie
c/o VCG Holding Corp.
390 Union Blvd., Suite 540
Lakewood, CO 80228
 (303) 934-2424

E. Lee Reichert
Trygve E. Kjellsen
Kamlet Reichert, LLP
1515 Arapahoe Street
Tower 1, Suite 1600
Denver, CO 80202
(303) 825-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 91821K101	Schedule 13D	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Lowrie Management, LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

4,394,100*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

4,394,100*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,394,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 25.4%**
14.	TYPE OF REPORTING PERSON (See Instructions)
PN

*           Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.

**         The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of VCG Holding Corp. (the “Company”) outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 3 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Lowrie Investment Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

4,394,100*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

4,394,100*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,394,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 25.4%**
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

*           Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.

**         The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 4 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Troy Lowrie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

549,189
8. SHARED VOTING POWER

4,394,100*
9. SOLE DISPOSITIVE POWER

549,189
10. SHARED DISPOSITIVE POWER

4,394,100*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,943,289**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 28.6%***
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

*           Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.  Mr. Lowrie is the President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP.

**         Includes 4,394,100 shares owned by Lowrie Management, LLLP.  Mr. Lowrie is the President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP.

***       The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 5 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
The Vali Lou Lowrie-Reed Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
7. SOLE VOTING POWER

NUMBER OF	0
SHARES	8. SHARED VOTING POWER
BENEFICIALLY
OWNED BY	826,907**
EACH	9. SOLE DISPOSITIVE POWER
REPORTING
PERSON	0
WITH	10. SHARED DISPOSITIVE POWER

826,907**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
826,907
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 4.8%***
14.	TYPE OF REPORTING PERSON (See Instructions)
OO*

*           The Reporting Person is a trust administered under the laws of the State of Colorado.

**         Vali Lou Lowrie-Reed, in her capacity as Trustee of The Vali Lou Lowrie-Reed Trust, has voting and dispositive power of these shares on behalf of The Vali Lou Lowrie-Reed Trust.

***       The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Vali Lou Lowrie-Reed
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
7. SOLE VOTING POWER

NUMBER OF	0
SHARES	8. SHARED VOTING POWER
BENEFICIALLY
OWNED BY	826,907*
EACH	9. SOLE DISPOSITIVE POWER
REPORTING
PERSON	0
WITH	10. SHARED DISPOSITIVE POWER

826,907*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
826,907
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 4.8%**
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

*           Vali Lou Lowrie-Reed, in her capacity as Trustee of The Vali Lou Lowrie-Reed Trust, has voting and dispositive power of these shares on behalf of The Vali Lou Lowrie-Reed Trust.

**         The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 7 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tom O’Hara
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
7. SOLE VOTING POWER

NUMBER OF	562,924
SHARES	8. SHARED VOTING POWER
BENEFICIALLY
OWNED BY	0
EACH	9. SOLE DISPOSITIVE POWER
REPORTING
PERSON	562,924
WITH	10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
562,924
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 3.3%*
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

*           The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 8 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Micheal Ocello
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
7. SOLE VOTING POWER

NUMBER OF	37,589*
SHARES	8. SHARED VOTING POWER
BENEFICIALLY
OWNED BY	158,000**
EACH	9. SOLE DISPOSITIVE POWER
REPORTING
PERSON	37,589
WITH	10. SHARED DISPOSITIVE POWER
158,000**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,589***
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 1.1%****
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

*           This does not include 30,000 shares of common stock underlying options to purchase stock that are currently not exercisable within 60 days of the date hereof.

**         Micheal Ocello, in his capacity as Managing Member of LTD Investment Group, LLC, has voting and dispositive power of these shares on behalf of LTD Investment Group, LLC.

***       Includes 158,000 shares owned by LTD Investment Group, LLC.  Mr. Ocello is the Managing Member of LTD Investment Group, LLC.

****    The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 9 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
LTD Investment Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

158,000**
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER
158,000**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
158,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 0.9%***
14.	TYPE OF REPORTING PERSON (See Instructions)
OO*

*              LTD Investment Group, LLC is a Missouri limited liability company.

**            Micheal Ocello, in his capacity as Managing Member of LTD Investment Group, LLC, has voting and dispositive power of these shares on behalf of LTD Investment Group, LLC.

***          The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 10 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Family Dog, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14.	TYPE OF REPORTING PERSON (See Instructions)
OO*

*             Family Dog, LLC is a Colorado limited liability company.

CUSIP No. 91821K101	Schedule 13D	Page 11 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
FD Acquisition Co.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 91821K101	Schedule 13D	Page 12 of 16 Pages

INTRODUCTORY STATEMENT

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the items set forth below of Amendment No. 5 filed on November 18, 2009 (“Amendment No. 5”), Amendment No. 6 filed on December 7, 2009 (“Amendment No. 6”), and Amendment No. 7 filed on December 15, 2009 (“Amendment No. 7”), by (i) Lowrie Management, LLLP (“Lowrie Management”), Lowrie Investment Management, Inc. (“Lowrie Investment”), and Troy Lowrie (collectively, the “Original Reporting Persons”); (ii) The Vali Lou Lowrie-Reed Trust, LTD Investment Group, LLC, Vali Lou Lowrie-Reed, Tom O’Hara, and Micheal Ocello (collectively, the “Rollover Reporting Persons”); (iii) Family Dog, LLC (“Parent”); and (iv) FD Acquisition Co. (“MergerSub” and, together with the Original Reporting Persons, the Rollover Reporting Persons and Parent, the “Reporting Persons”), relating to the common stock, par value $0.0001 per share (“Common Stock”) of VCG Holding Corp., a Colorado corporation (the “Company”).

Originally, Lowrie Management filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D on March 31, 2005 (the “First Schedule 13D”), as amended by Amendment No. 1 on April 10, 2006.  Troy Lowrie filed with the SEC a separate statement on Schedule 13D and Amendment No. 1 thereto on the same dates as Lowrie Management filed the First Schedule 13D and Amendment No. 1 thereto.  The Original Reporting Persons consolidated their Schedule 13D filings in Amendment No. 2 filed on November 14, 2007, as amended by Amendment No. 3 filed on September 29, 2009, by the Original Reporting Persons, and as further amended by Amendment No. 4 filed on November 3, 2009 by the Original Reporting Persons and the Rollover Reporting Persons.

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in Amendment No. 5.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3, the second and third paragraphs thereof, are hereby amended and restated as follows:

With respect to the Original Proposal described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by this reference), the Original Proposal (as defined in Item 4) has been terminated and the Reporting Persons no longer have an intent to acquire any additional securities of the Company.  As such the Reporting Persons do not require any amount of funds at this time to purchase the shares of outstanding Common Stock.

The information set forth in response to this Item 3 is qualified in its entirety by reference to Item 4, which is incorporated herein by this reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

On November 3, 2009, Mr. Lowrie and Lowrie Management, on behalf of Parent, a then-unformed entity, presented to the board of directors of the Company (the “Board of Directors”) a proposal to acquire, subject to certain conditions, all of the outstanding shares of Common Stock of the Company (other than that held by the Reporting Persons) for $2.10 per share in a cash merger transaction (the “Original Proposal”).  Certain terms of the Original Proposal currently contemplated by the Reporting Persons are set forth in the letter to the Board of Directors (the “Original Proposal Letter”) and summary of proposal (the “Summary of Original Proposal”), each dated November 3, 2009.  In connection with the Original Proposal, Mr. Lowrie formed Parent and MergerSub on November 6, 2009, by filing articles of organization and articles of incorporation, respectively, with the Colorado Secretary of State.

CUSIP No. 91821K101	Schedule 13D	Page 13 of 16 Pages

On November 3, 2009, the Company announced that the Board of Directors had formed a special committee solely of independent directors, as defined under the Nasdaq independence rules, consisting of George Sawicki, Kenton Sieckman and Carolyn Romero (the “Special Committee”), to consider the terms and conditions of the Original Proposal and to recommend to the Board of Directors whether to approve the Original Proposal.  The Special Committee shortly thereafter retained separate legal and financial advisors to assist and advise it in connection with the Original Proposal.

Pursuant to the Original Proposal Letter, Mr. Lowrie and Lowrie Management originally held the Original Proposal open until November 18, 2009.  To allow the Special Committee sufficient time to consider and review the Original Proposal, independently and with its legal and financial advisors, on November 17, 2009, Parent agreed, pursuant to a letter to the Special Committee (the “Original Extension Letter”), to extend the deadline for the Company to consider the Original Proposal until 5:00 p.m. M.S.T. on December 4, 2009.  On December 4, 2009, Parent agreed, pursuant to a letter to the Special Committee (the “Second Extension Letter”), to extend the deadline for the Company to consider the Original Proposal until 5:00 p.m. M.S.T. on December 14, 2009.  On December 14, 2009, Parent agreed, pursuant to a letter to the Special Committee (the “Third Extension Letter”), to extend the deadline for the Company to consider the Original Proposal until 5:00 p.m. M.S.T. on December 24, 2009.

On December 3, 2009, the Company, Parent, Mr. Lowrie and Lowrie Management executed a letter agreement (the “Standstill Agreement”).  Pursuant to the terms and conditions set forth in the Standstill Agreement, Parent, Mr. Lowrie and Lowrie Management agreed on behalf of themselves and their affiliates, until the earliest to occur of: (1) 12 months following the execution date of the Standstill Agreement, (2) the date of execution of any definitive agreement in respect of the Original Proposal, and (3) 180 days after delivery of written notice by Parent, Mr. Lowrie and Lowrie Management to the Special Committee of the cessation of negotiations with respect to the Original Proposal (the “Standstill Period”), that they shall not, except as otherwise agreed to by the Special Committee: (a) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, alone or in concert with any other person, any securities or property of the Company or any of its subsidiaries, or any rights or options to acquire any such securities or property (including, but not limited to, beneficial ownership of such securities or property as defined in Rule 13d-3 under the Exchange Act); (b) except at the specific written request of the Special Committee, propose to enter into, directly or indirectly, any merger or business combination involving the Company or any of its subsidiaries or divisions, or to purchase, directly or indirectly, a material portion of the assets of the Company; (c) make, or participate in, directly or indirectly, any “solicitation” of “proxies” (as those terms are used in the proxy rules of the SEC) to vote, or seek to advise or influence any person with respect to the voting of any securities of the Company in respect of or related to the matters set forth in clauses (a) and (b) above; (d) enter into any contract, arrangement or understanding with any person or group (as defined in Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company or any subsidiary of the Company, including, but not limited to, any joint venture, loan or option agreement, put or call, guarantee of loans, guarantee of profits or division of losses or profits; (e) disclose any intention, plan or arrangement inconsistent with the foregoing; or (f) advise, assist or encourage any other persons in connection with any of the foregoing.

On December 16, 2009, the Special Committee informed Mr. Lowrie that the terms of the Original Proposal were inadequate.  In addition, on December 16, 2009, the Special Committee informed its financial advisors to contact any parties that had either previously expressed an interest or might potentially be interested in pursuing a transaction with the Company.

On February 16, 2010, the Company, Rick’s Cabaret International, Inc., a Texas corporation (“RCI”), Troy Lowrie and Lowrie Management entered into a non-binding (except as to certain provisions, including exclusivity and confidentiality) letter of intent (the “RCI Letter of Intent”).  Pursuant to the RCI Letter of Intent, RCI has agreed to acquire all of the outstanding shares of Common Stock of the Company, and Mr. Lowrie has agreed, among other things, to sell his shares of Common Stock to RCI, and the Company will merge with and into RCI or a newly formed wholly-owned subsidiary of RCI (the “RCI Merger”).  Certain terms of the RCI Merger are set forth in the RCI Letter of Intent, the full text  of which is attached to the Company’s Current Report on Form 8-K filed on February 17, 2010, the contents of which are incorporated by reference herein.  The terms relating to Mr. Lowrie are also set forth in the RCI Letter of Intent.

As a result of the Special Committee’s rejection of the Original Proposal and the subsequent execution of the RCI Letter of Intent, the Reporting Persons no longer constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with the intent to acquire control of the Company.  Further, the Reporting Persons no longer have an intent to acquire, agree to acquire or make any proposal to acquire, directly or indirectly, alone or in concert with any other person, any securities or property of the Company or any of its subsidiaries, or any rights or options to acquire any such securities or property (including, but not limited to, beneficial ownership of such securities or property as defined in Rule 13d-d under the Exchange Act), and the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

CUSIP No. 91821K101	Schedule 13D	Page 14 of 16 Pages

Each of the Reporting Persons understand that all further filings with respect to transactions in the Common Stock of the Company will be filed, if required, by the applicable shareholder required to file in such shareholder’s individual capacity.

Item 5.   Interests in the Securities of the Issuer

Item 5(e) is amended and restated as follows:

(e)           As of the date hereof, The Vali Lou Lowrie-Reed Trust ceased to be a beneficial owner of more than five percent of the shares of Common Stock of the Company due to the Termination Agreement (as defined in Item 6) and expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.  As of the date hereof, Vali Lou Lowrie-Reed, by virtue of her role as Trustee for The Vali Lou Lowrie-Reed Trust, ceased to be a beneficial owner of more than five percent of the shares of Common Stock of the Company and expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

As of the date hereof, Tom O’Hara ceased to be a beneficial owner of more than five percent of the shares of Common Stock of the Company due to the Termination Agreement and expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

As of the date hereof, Michael Ocello ceased to be a beneficial owner of more than five percent of the shares of Common Stock of the Company due to the Termination Agreement and expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

As of the date hereof, LTD Investment Group ceased to be a beneficial owner of more than five percent of the shares of Common Stock of the Company due to the Termination Agreement and expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

As of the date hereof, Parent and MergerSub own no shares of Common Stock, ceased to be beneficial owners of more than five percent of the shares of Common Stock due to the Termination Agreement, and expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

Items 3, 4 and 7 are incorporated herein by reference.  The information set forth in response to this Item 6 is qualified in its entirety by reference to the RCI Letter of Intent, attached to the Company’s Current Report on Form 8-K filed on February 17, 2010, the contents of which are incorporated by reference herein.

The Original Reporting Persons and the Rollover Reporting Persons entered into a Joint Filing Agreement, dated November 3, 2009, a copy of which was filed as Exhibit 7.01 to Amendment No. 4.  Parent and MergerSub have entered into a Joinder to Joint Filing Agreement, a copy of which was filed as Exhibit 7.04 to Amendment No. 5.  On November 17, 2009, the Rollover Reporting Persons appointed Mr. Lowrie as their Power of Attorney with respect to, among other things, statements filed on Schedule 13D, including any amendments thereto, pursuant to the Power of Attorney, a copy of which is filed as Exhibit 7.06 to Amendment No. 5.  The Reporting Persons have entered into a Termination of Joint Filing Agreement, dated February 18, 2010 (the "Termination Agreement"), a copy of which is filed as Exhibit 7.10 to this Amendment, pursuant to which the Joint Filing Agreement and the Power of Attorney will be terminated with respect to the Rollover Reporting Persons, Parent and MergerSub, effective upon the filing of this Amendment.

Item 7.  Material to Be Filed as Exhibits

Exhibit 7.10	Termination of Joint Filing Agreement.

CUSIP No. 91821K101	Schedule 13D	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Lowrie Management, LLLP

Date:	February 18, 2010	/s/ Troy Lowrie
Troy Lowrie, President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP

Lowrie Investment Management, Inc.

Date:	February 18, 2010	/s/ Troy Lowrie
Troy Lowrie, President

Date:	February 18, 2010	/s/ Troy Lowrie
Troy Lowrie

Date:	February 18, 2010	*
Vali Lou Lowrie-Reed

The Vali Lou Lowrie-Reed Trust

Date:	February 18, 2010	*
Vali Lou Lowrie-Reed, Trustee

Date:	February 18, 2010	*
Tom O’Hara

Date:	February 18, 2010	*
Micheal Ocello

LTD Investment Group, LLC

Date:	February 18, 2010	*
Micheal Ocello, Managing Member

Family Dog, LLC

Date:	February 18, 2010	/S/ Troy Lowrie
Troy Lowrie, President

FD Acquisition Co.

Date:	February 18, 2010	/s/ Troy Lowrie
Troy Lowrie, President

CUSIP No. 91821K101	Schedule 13D	Page 16 of 16 Pages

*
Troy Lowrie, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

Date:	February 18, 2010	/s/ Troy Lowrie
Troy Lowrie